FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")

1050 - 400 Burrard Street

Vancouver, British Columbia

Item 2. Date of Material Change

March 16, 2023

Item 3. Press Release

A news release was disseminated through the facilities of Globe Newswire on March 16, 2023, and subsequently filed under Integra's profile on SEDAR at www.sedar.com.

Item 4. Summary of Material Change

On March 16, 2023, the Company completed its bought deal private placement of 35,000,000 subscription receipts (the "Subscription Receipts") at a price of C$0.70 per Subscription Receipt (the "Offering Price") for gross proceeds of C$24.5 million (the "Brokered Offering"), and a concurrent non-brokered private placement (the "Non-Brokered Offering") with Wheaton Precious Metals Corp. ("WPM") of 15,000,000 Subscription Receipts at the Offering Price for gross proceeds of C$10.5 million. The Brokered Offering was conducted by Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc. (collectively, the "Underwriters").

Item 5. Full Description of Material Change

On March 16, 2023, the Company entered into an agreement with the Underwriters pursuant to which the Underwriters agreed to purchase, on a "bought deal" basis, 35,000,000  Subscription Receipts at the Offering Price for aggregate gross proceeds of C$24.5 million. In addition, the Company granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 5,250,000 Subscription Receipts at the Offering Price, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Brokered Offering. Concurrent with the closing of the Brokered Offering the Company entered into a subscription agreement with WPM providing for the purchase of 15,000,000 Subscription Receipts at the Offering for gross proceeds of C$10.5 milllion, and subject to the purchase of up to an additional 2,250,000 if the Underwriters exercise their Over-Allotment Option in full.

The gross proceeds from the Brokered Offering and the Non-Brokered Offering were placed into escrow with TSX Trust Company (the "Subscription Receipt Agent"). Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the acquisition (the "Transaction") of Millennial Precious Metals Corp. ("Millennial") other than the issuance of the consideration shares to shareholders of Millennial) (the "Escrow Release Conditions"), without payment of additional consideration, one common share in the capital of Integra (each an "Integra Share" and collectively, the "Integra Shares") subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement entered into on March 16, 2023 among the Company, the Underwriters, WPM and the Subscription Receipt Agent (the "Subscription Receipt Agreement"). If the Escrow Release Conditions are satisfied on or before June 9, 2023 (the "Termination Date"), the escrowed funds, together with interest earned thereon, will be released to the Company. If the Escrow Release Conditions are not satisfied prior to the Termination Date, the escrowed funds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Subscription Receipts, and the Subscription Receipts will be cancelled and have no further force and effect. The Subscription Receipts, including the Integra Shares issuable upon conversion thereof, are subject to a statutory hold period expiring on July 17, 2023.

In connection with the Brokered Offering, and assuming the Escrow Release Conditions are satisfied prior to the Termination Date, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds from the sale of Subscription Receipts, which commission will be reduced to 4.0% in respect of certain president's list purchasers.

Following completion of the Transaction, the net proceeds from the Brokered Offering and the Non-Brokered Offering are expected to be used to fund an updated resource estimate and Mine Plan of Operations at the DeLamar Project, an updated resource estimate and a Preliminary Economic Assessment for the Wildcat and Mountain View Projects, permit advancement, and for working capital and general corporate purposes.

Item 5.2. Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

Andrée St-Germain

Chief Financial Officer

778-873-8190

Item 9. Date of Report

March 17, 2023.

Cautionary Note Regarding Forward Looking Information

Forward Looking and Other Cautionary Statements This material change report contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this material change report, forward-looking statements relate, among other things, to: the proposed use of the net proceeds from the Brokered Offering and the Non-Brokered Offering; the ability of Integra to consummate the Transaction and satisfy the Escrow Release Conditions; anticipated advancement of mineral properties or programs; future operations; future growth potential of Integra; the preparation of an updated Mineral Resource Estimate and Mine Plan of Operations at the DeLamar Project; and preparation of the Wildcat and Mountain View PEA.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors are described in detail in the Company's annual information. Forward-looking statements contained herein are made as of the date of this material change report release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.